Exhibit 99.1

January 25, 2013

Nexen Inc.

801-7th Avenue S.W.

Calgary, AB

T2P 3P7

Attention: Reserves Review Committee of the Board of Directors of Nexen Inc.

Re: DeGolyer and MacNaughton – Opinion for certain International and Canadian properties owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, we have conducted independent evaluations of Nexen Inc.’s (Nexen) proved and probable oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2012, for certain fields with interests owned by Nexen in the United Kingdom, Nigeria, and Canada (our Reports) as shown in Table 1. Nexen has represented that these properties account for 27 percent of its total company proved reserves and 20 percent of its total company proved-plus-probable reserves on an equivalent barrel basis as of December 31, 2012, and that its reserves estimates have been prepared in accordance with the principles and definitions presented in National Instrument 51-101 – Standards of Oil and Gas Activities (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGE Handbook). We have reviewed information provided to us by Nexen that it represents to be its estimates of the reserves, as of December 31, 2012, for the same properties as those which we evaluated.

Our estimate was prepared using standard geological and engineering methods generally recognized by the petroleum industry, and the reserves principles, definitions, and standards required by NI 51-101 and the COGE Handbook. Generally accepted methods for estimating reserves include volumetric calculations, material-balance techniques, production-decline curves, pressure-transient analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used was based on our professional judgment and experience.

Nexen Estimates

Nexen has represented that its estimated proved and proved-plus-probable reserves attributable to the evaluated properties are as follows, expressed in millions of barrels (bbl), billions of cubic feet, and millions of barrels of oil equivalent (boe):

Nexen’s Estimate of Reserves as of December 31, 2012

Select International and Canadian Properties

Evaluated by DeGolyer and MacNaughton

Nexen Reserves	Liquids (millions of bbl)	Natural Gas (billions of cubic feet)	Oil Equivalent (millions of boe)

Working Interest Reserves (before royalties)
Proved	209	254	251
Proved plus Probable	325	744	449

Note:    Liquids include crude oil, condensate, and natural gas liquids.  Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Reserves Opinion

DeGolyer and MacNaughton has used all data, assumptions, procedures, and methods that it considers necessary to prepare our Reports.

The reserves data relating to estimated proved and probable reserves contained in our Reports have, in all material respects, been prepared in accordance with the COGE Handbook and NI 51-101.

In comparing the detailed proved and proved-plus-probable reserves estimates prepared by us to those prepared by Nexen, we have found differences, both positive and negative. In our opinion, the proved and proved-plus-probable reserves for the reviewed properties as estimated by Nexen are, in aggregate, when compared to our estimates on the basis of equivalent barrels, reasonable because each was within 10 percent of our estimates.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Nexen. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Nexen.

Submitted,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

CC:                      Mr. Sergio Merchan

Mgr – Subsurface Technical Assurance International Division

Mr. David Richardson, P. Eng.

Canadian Oil and Gas, Division Reserves Manager

Deloitte & Touche LLP, Attn: Brad Kopas

/s/ Lloyd W. Cade, P.E.

Lloyd W. Cade, P.E.
[SEAL]	Senior Vice President
DeGolyer and MacNaughton

TABLE 1

NEXEN FIELDS EVALUATED by DEGOLYER and MACNAUGHTON

as of

DECEMBER 31, 2012

PROPERTIES	FIELDS

United Kingdom	Blackbird Buzzard Ettrick Farragon Golden Eagle Area Peregrine Rochelle Scott Solitaire Telford

Nigeria	Owowo South B Usan (Block OML-138) Usan West

Canada	Dilly Creek